EXHIBIT 99.1

Excelian, Luxoft Financial Services Launches Global Avaloq Practice following Acquisition of UNAFORTIS

ZUG, Switzerland - September 28, 2017 - Luxoft Holding, Inc. (LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has acquired UNAFORTIS, a Swiss-based wealth management consultancy specializing in Avaloq implementations and business consulting anchored in IT services.

Avaloq is a provider of fully integrated banking software for the back, middle, and front office. With a team of in-depth experts dedicated to Avaloq-related services, UNAFORTIS is one of its leading implementation partners. This acquisition therefore deepens Luxoft’s expertise in standardized software and enables Excelian, Luxoft Financial Services to target a growing global client base within the wealth management, private, and universal banking sectors.

The acquisition of UNAFORTIS is the latest example of Luxoft continuing to build practices around popular standard software packages, allowing the Company to better differentiate and compete for complex end-to-end transformational engagements.

In addition, Luxoft intends to offer Avaloq-based services beyond the predominantly Swiss-client base of UNAFORTIS. Luxoft therefore plans to work with Avaloq to develop more wealth management and private banking clients. In particular, Luxoft expects to build a 150 to 200-engineer global practice, taking advantage of synergies in the shared markets of Excelian and the recently acquired derivIT in the UK, APAC, Germany and North America, as well as the near and offshore — regionally adaptable — core capabilities of Luxoft.

“We are looking forward to UNAFORTIS joining our growing Luxoft team. It is a strategically important acquisition, helping us diversify financial services business outside of our core investment banking and capital markets presence,” said Dmitry Loschinin, President and CEO of Luxoft. “Its client base complements our own, creating mid-term cross-selling opportunities that can be scaled significantly through our delivery network. This will add another valuable premium services layer to our core application development and maintenance offering.”

Increased regulatory pressure, digital disruption and new entrants to the market have reduced margins for many banks. As a result, institutions are simplifying their operations by consolidating their IT platforms and implementing standard packaged solutions to boost profitability. Thus, Luxoft is responding to an increase in global demand for software solutions like Avaloq that set the standards for efficiency and lean solutions.

“We are very pleased with our alliance with Luxoft. We believe that both the company’s culture and domain expertise will make for a successful acquisition,” UNAFORTIS founding partners stated. “Our company has grown significantly in the last few years and still has a deep pipeline for further growth. We will help Luxoft grow its presence in wealth management and private and retail banking with the support of our highly skilled consultants.”

Francisco Fernandez, Group CEO and Chairman of the Board of Directors of Avaloq, welcomes Luxoft and UNAFORTIS embracing cooperation: “Avaloq is looking to expand its ecosystem of capable and knowledgeable implementation partners, as our software and our transaction processing offering is gaining popularity daily. We are convinced that Luxoft as a leading global IT services and consulting company, in combination with UNAFORTIS’ expertise as a full-service provider of Avaloq services, is best positioned to provide a strong execution scale and create multiple new business opportunities for the future growth of the Avaloq ecosystem.”

About Luxoft

Luxoft Holding, Inc. (LXFT) a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations predominantly in Europe, North America and Asia Pacific. The Company’s software development services consist of core and mission critical custom software development and support, product engineering, and technology consulting. Its bespoke solutions include technology architecture selection and other consulting, proprietary products and/or standard system software and platforms, as well as implementation and maintenance. Through its services and solutions, the Company helps its clients improve their competitive position by increasing efficiency, optimizing costs, and enabling changes through disruptive digital technologies that enhance end-user experience and shorten time-to-market. The Company develops its solutions and delivers its services from 37 dedicated delivery centers worldwide. It has more than 12,800 employees across 42 offices in 21 countries within five continents — North America, Europe, Africa, Asia, and Australia. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

About UNAFORTIS

UNAFORTIS is a Swiss company, whose business spans over a decade, specializing in business consulting, Avaloq implementation and other IT services, including testing. With a team of solid Avaloq experts, UNAFORTIS is one of the leading end-to-end implementation partners for the Avaloq Banking Suite. Its customer list has more than 25 banking and wealth management customers in Switzerland and other countries. It has a motivated and experienced team with complementary talents and methodical, professional, technical, social and product-centered capabilities. UNAFORTIS follows an implementation-oriented approach in consulting, providing not only conceptual and methodical consulting services, but also implementing on customers’ requirements. Please visit http://www.unafortis.com/welcome for further details.

About Avaloq

Established in 1985, Avaloq is a technology-driven financial services provider for wealth management, universal and retail banks. The Company develops and provides software for core banking (focused on customers, transactions and account management), serving more than 155 financial institutions in the most demanding financial centers around the world, including Barclays, Vontobel, HSBC, Pictet, Nomura, RBC and others. In addition, 270 Raiffeisen banks in Switzerland are served by ARIZON, a joint-venture of Raiffeisen Switzerland and Avaloq. Avaloq enables cutting-edge digital client experience with front solutions, helping financial institutions to achieve operational and compliance excellence with their BPO offering. The Company’s core product - Avaloq Banking Suite - is a leading fully integrated modular banking software solution of back, middle and front office functionalities. Please refer to https://www.avaloq.com for more details.

Forward-Looking Statements

This news release of Luxoft Holding, Inc (“Luxoft”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are subject to, without limitation, the risk factors discussed under the heading “Risk Factors” in Luxoft’s Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission by Luxoft. Except as required by law, Luxoft undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this news release whether as a result of new information, future events or otherwise.

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